UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          SOUTHWALL TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    844909101
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                                 (CUSIP Number)



                                   MAY 6, 2003
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             (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)


-----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844909101                   13G                      Page 2 of 7 Pages


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1.   NAME OF REPORTING PERSONS

     NEEDHAM & COMPANY, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     13-3255839

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]
     (See instructions)                                     (b)  [X]


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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


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  NUMBER OF    5.   SOLE VOTING POWER                       None

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                     745,548

  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                  None

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                745,548

    WITH

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 745,548 shares of
     EACH REPORTING PERSON                                  common stock of the
                                                            Issuer.



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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      [X]
     CERTAIN SHARES (See instructions)


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      5.95%



--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See instructions)            BD



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 844909101                   13G                      Page 3 of 7 Pages


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1.   NAME OF REPORTING PERSONS

     George A. Needham

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]
     (See instructions)                                     (b)  [X]


--------------------------------------------------------------------------------
3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION                   USA


--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                       None

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                     1,480,548

  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                  None

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                1,480,548

    WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,480,548 shares of common stock of the Issuer ("Shares") which consists of 30,000 Shares owned individually by Mr. Needham; 5,000 Shares owned by immediate family members of Mr. Needham; 745,548 Shares beneficially owned by Needham & Company, Inc. which Mr. Needham may be deemed to beneficially own by virtue of his position in and share ownership of Needham & Company, Inc.; and 700,000 Shares beneficially owned by Needham Management Partners, L.P., which consists of (i) 300,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., (ii) 300,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and (iii) 100,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of the above private limited partnerships.

--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      [_]
     CERTAIN SHARES (See instructions)


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      11.82%



--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See instructions)            IN



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 844909101                   13G                      Page 4 of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     NEEDHAM MANAGEMENT PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     13-3683491

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]
     (See instructions)                                     (b)  [X]


--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                       None

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                     700,000

  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                  None

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                700,000

    WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,000 shares of common stock of the Issuer  ("Shares")  which consists of
     (i) 300,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., (ii) 300,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and (iii) 100,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P., which Needham Management Partners, L.P. may be deemed to beneficially own by virtue its position as the sole general partner of each of the above private limited partnerships.

--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      [X]
     CERTAIN SHARES (See instructions)


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      5.59%



--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See instructions)            BD



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 844909101                   13G                      Page 5 of 7 Pages


ITEM   1(a).       NAME OF ISSUER:
                   Southwall Technologies Inc.

ITEM   1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   1029 Corporation Way
                   Palo Alto, CA 94303

ITEM   2(a).       NAME OF PERSON FILING:

                   (i)    Needham & Company, Inc.
                   (ii)   George A. Needham
                   (iii)  Needham Management Partners, L.P.

ITEM   2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                   (i)    445 Park Avenue, New York, NY 10022
                   (ii)   445 Park Avenue, New York, NY 10022
                   (iii)  445 Park Avenue, New York, NY 10022

ITEM   2(c).       CITIZENSHIP:

                   See Item 4 of the cover pages attached hereto, which information is hereby incorporated by reference.

ITEM   2(d).       TITLE OF CLASS OF SECURITIES:
                   Common Stock, $.001 par value.

ITEM   2(e).       CUSIP NUMBER:
                   844909101

ITEM   3.          (i)    Needham & Company is a registered broker-dealer under
                          Section 15 of the Securities Exchange Act of 1934.
                   (ii)   Not Applicable.
                   (iii)  Not Applicable.

CUSIP No. 844909101                   13G                      Page 6 of 7 Pages


ITEM 4(a) AND (b). OWNERSHIP: AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

                   See Items 5-8 of the cover pages attached hereto, which information is hereby incorporated by reference.

                   This Schedule 13G shall not be construed as an admission that the Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended or for other purposes, is the beneficial owner of any securities covered by this statement, except that George A. Needham does not disclaim beneficial ownership of Shares owned directly by him.

ITEM 4(c). See Items 5 through 8 of the cover pages attached hereto, which information is hereby incorporated by reference.

ITEM   5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                   Not Applicable.

ITEM   6.          OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON BEHALF OF  ANOTHER
                   PERSON:

                   Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
                   Not Applicable.

ITEM   8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                   Not Applicable.

ITEM   9.          NOTICE OF DISSOLUTION OF GROUP:
                   Not Applicable.

ITEM   10.         CERTIFICATION:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 844909101                   13G                      Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2003


                                          NEEDHAM & COMPANY, INC.



                                          By: /s/Glen W. Albanese
                                             -----------------------------
                                             Name:  Glen W. Albanese
                                             Title: Chief Financial Officer


                                          GEORGE A. NEEDHAM


                                          /s/ George A. Needham
                                          --------------------------------


                                          NEEDHAM MANAGEMENT PARTNERS, L.P.


                                          By: /s/Glen W. Albanese
                                             -----------------------------
                                             Name:  Glen W. Albanese
                                             Title: Chief Financial Officer




Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                         Schedule 13G
                                          Exhibit A

                                          AGREEMENT

     The undersigned, Needham & Company, Inc., George A. Needham, and Needham Management Partners, L.P. agree that the statement to which this exhibit is appended is filed on behalf of each of them.


Date:  July 11, 2003


                                          By: /s/Glen W. Albanese
                                             -----------------------------
                                             Name:  Glen W. Albanese
                                             Title: Chief Financial Officer


                                          GEORGE A. NEEDHAM


                                          /s/ George A. Needham
                                          --------------------------------


                                          NEEDHAM MANAGEMENT PARTNERS, L.P.


                                          By: /s/Glen W. Albanese
                                             -----------------------------
                                             Name:  Glen W. Albanese
                                             Title: Chief Financial Officer